Dodge & Cox  /  Investment Managers  /  San Francisco
Yamaha (7951 JP) - Sold
Investment Thesis
Improved Profitability Yamaha is half way through its multi-year restructuring process in the music business. The company is increasing its manufacturing presence in low-cost countries.
Growth Opportunities The company is levered to growing demand for musical instruments in the developing world. Yamaha has scale and manufacturing process advantages over its competitors. This could drive revenue growth through market share gains as well as margin improvement.
Risks
Valuation  Is Expensive The expected benefit from the restructuring of the music business seems to be already incorporated in the price.
Sense Of Urgency Restructuring the non-core businesses such as Lifestyle and Recreation business may prove more challenging and may take longer than expected.
New Competitors China and the emerging markets will undoubtedly become big markets, but they could also spawn new competitors.
2   Quarter 2008
Company Profile
Based in Japan, Yamaha is the #1
worldwide musical instrument producer
and is 4 times larger than the #2
competitor.
Revenue breakdown by region is Japan
(53%), North America (17%), Europe
(18%) and Asia and others (12%).
Yamaha is aggressively targeting China as
both a production base and a market.
Yamaha owns 14.9% of Yamaha Motors,
an inexpensive engine and motorcycle
company.
Per Share Valuation
2008 Revenues = $5.0 Billion
FY ends March 31
Shares Outstanding = 203 million
All figures in ¥ ($1 = ¥109)
Conclusion: Due to the stock’s high valuation, we sold Yamaha.
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Music Inst
62%
Others
7%
Recreation
2%
Lifestyle
8%
Elec Equip
8%
AV/IT
13%
Share Price ¥1,940 (4/1/08)
2008 2009e
2009e
Multiple
Revenue ¥2,705 ¥2,708 0.7x
Earnings ¥195 ¥61 31.6x
Dividend ¥50 ¥45 2.3%
Book Value ¥1,826 ¥1,843 1.1x
08-345
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